Filed by Larscom Incorporated (Commission File No. 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

(Press Release dated April 24, 2003, reporting Larscom Incorporated first quarter results for period ending March 31, 2003.)

APPROVED BY:	Donald W. Morgan
Vice President and CFO
(408) 941-4000

CONTACT:	Donald W. Morgan
(408) 941-4000

FOR IMMEDIATE RELEASE

LARSCOM INCORPORATED REPORTS FIRST QUARTER 2003 RESULTS

Milpitas, CA — (April 24, 2003) — Larscom Incorporated (NASDAQ: LARS), a leading provider of integrated WAN and Internet access solutions, today announced first-quarter financial results for the period ending March 31, 2003.

The Company reported revenues of $4,225,000 and a net loss of $(2,183,000) or $(0.12) per share for the first quarter of 2003. For the first quarter of 2002, the Company had reported revenues of $7,716,000 and a net profit of $1,363,000 or $0.07 per share. The Company’s net profit for the first quarter of 2002 included reported tax benefits of $1,894,000, resulting from Larscom’s accounting for the tax loss carry-back provisions of the Job Creation and Worker’s Assistance Act of 2002.

First Quarter Business Review

“The telecommunications industry continues to experience uncertain times, and as a result, we continued to watch our expenses in the first quarter of 2003, while investing in research and development to support our future product plans,” said Daniel L. Scharre, Chief Executive Officer of Larscom. “The Company ended the quarter with $17,542,000 in cash and cash equivalents and no debt.

“In addition, on March 18, 2003, we announced an agreement with VINA Technologies, Inc. to merge our two companies in a stock-for-stock transaction. Once stockholder approval is received, we expect the new company, which will be called Larscom Incorporated, to emerge with a broader product portfolio aimed at the enterprise broadband-access market and a strong focus on achieving profitability through economies of scale. We expect to benefit our customers by meeting their needs for high-speed data and integrated voice and data products through a single supplier.”

About Larscom

Larscom Incorporated was founded more than three decades ago on a single vision: to enable high-speed access by providing the most cost-effective, highly reliable (carrier class), and easiest-to-use network access equipment in the industry. Larscom’s customers include major carriers, Internet service providers, independent telcos, Fortune 500 companies and government agencies worldwide. Larscom’s headquarters are at 1845 McCandless Drive, Milpitas, California 95035. Additional information can be found at www.larscom.com. You can find more information on the proposed merger by reviewing our Form S-4 on file with the Securities and Exchange Commission.

Safe Harbor Statement

Any forward-looking statements in this news release are based on our current expectations and beliefs and are subject to known and unknown risks and uncertainties that could cause the actual results to differ materially from those suggested. Factors that could cause actual results to differ materially include (but are not limited to) risks associated with customer concentration that include MCI (formerly WorldCom), the effect of the general downturn in the telecommunications equipment industry, the ability to develop successful new products, dependence on recently introduced new products and products under development, the acquisition of other businesses or technologies, dependence on component availability from key suppliers, rapid technological change and fluctuations in quarterly operating results, as well as additional risk factors as discussed in the “Risk Factors” section of our annual report on Form 10-K and quarterly reports on Form 10-Q filed with the U.S. Securities and Exchange Commission. Statements regarding the expected completion of the merger with VINA Technologies, Inc. and the expected benefits of the transaction include (but are not limited) risks relating to the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all and the ability to successfully integrate the two companies and achieve expected synergies following the merger. For additional risks relating to the proposed merger and risks relating to the combined company see the Registration Statement on Form S-4. These forward-looking statements represent our judgment as of the date of this news release. We disclaim, however, any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

     Larscom filed a Registration Statement on Securities and Exchange Commission (the “SEC”) Form S-4 in connection with the merger on April 15, 2003, which Registration Statement is not yet effective. After the Registration Statement is declared effective, VINA and

Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at 510-771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at 408-941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom’s and VINA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger

     VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA’s 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the Registration Statement. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests are described in greater detail in Registration Statement with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.

(Financial tables attached)

LARSCOM INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In thousands, except per share amounts)

	Quarter Ended
	March 31,

	2003	2002

Revenues	$4,225	$7,716
Cost of revenues	1,974	3,047

Gross profit	2,251	4,669

Operating expenses:
Research and development	1,107	979
Selling, general and administrative	3,418	4,286
Restructuring	(61)	—

Total operating expenses	4,464	5,265

Loss from operations	(2,213)	(596)
Interest and other income, net of expenses	47	85

Loss before income taxes	(2,166)	(511)
Income tax provision/(benefit)	17	(1,874)

Net income/(loss)	$(2,183)	$1,363

Basic net income/(loss) per share	$(0.12)	$0.07
Diluted net income/(loss) per share	$(0.12)	$0.07

Basic weighted average shares	18,865	18,845
Diluted weighted average shares	18,865	18,878

LARSCOM INCORPORATED
CONSOLIDATED BALANCE SHEETS (Unaudited)

	(In thousands)
	March 31,	March 31,
	2003	2002

Assets
Current assets
Cash, cash equivalents and short-term investments	$17,542	$17,657
Accounts Receivable, net	1,932	3,079
Inventories	3,331	3,816
Other current assets	1,534	1,382

Total current assets	24,339	25,934
Property and equipment	1,620	1,918
Other non-current assets	167	208

Total assets	$26,126	$28,060

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	2,049	1,898
Accrued expenses and other current liabilities	4,201	4,510
Deferred revenue	2,415	2,102
Due Axel Johnson	244	25

Total current liabilities	8,909	8,535
Other non-current liabilities	1,496	1,618

Total liabilities	10,405	10,153

Stockholders’ equity	15,721	17,907

Total liabilities and stockholders’ equity	$26,126	$28,060